Exhibit 99.1

LINKTONE LTD. REPORTS UNAUDITED FIRST QUARTER
2013 FINANCIAL RESULTS

Singapore — June 17, 2013 — Linktone Ltd. (NASDAQ: LTON) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its unaudited financial results for the first quarter ended March 31, 2013.

FIRST QUARTER 2013 FINANCIAL HIGHLIGHTS

US$ million, except for per ADS items and %	Three months ended
	March 31, 2012	December 31, 2012	March 31, 2013	% change vs Mar'12	% change vs Dec'12
Gross Revenues	$11.5	$11.2	$11.4	-1%	2%
Gross Profit	3.8	3.8	3.7	-3%	-3%
Operating Income / (Loss)	3.1	(5.4)	(4.6)	-248%	-15%
GAAP Net Income / (Loss)	3.8	(3.7)	(3.8)	-200%	0%
GAAP Net Income / (Loss) per ADS (Diluted)	$0.09	$(0.09)	$(0.09)	-198%	0%

Non-GAAP Net Income/ (Loss)	3.8	6.3	(3.7)	-197%	-159%
Non-GAAP Net Income per ADS (Diluted)	$0.1	$0.15	$(0.09)	-197%	-160%

Discussing the results, Mr. Hary Tanoesoedibjo, Group Chief Executive Officer, said, “We are pleased to report first quarter revenue near the high end of our guidance range despite a mixed performance among our various service lines.  While we continue to face long-term structural and regulatory challenges in our VAS products segment as a whole, we are encouraged by the positive performance in our VAS data-related services segment driven by JAVA-based product revenue generated through a new business partnership.   Furthermore, we are pleased to see continued growth momentum in our mobile games unit Letang, resulting in a sequential increase in mobile game revenue.  The development of our mobile games segment has been a key strategic focus over the past year, and we have made significant strides in the development and distribution of games through the Google PlayTM store.”

“Growth in our data-related services and mobile games segments helped to partially mitigate the uneven performance from our media content, further justifying in our view the basis for our diversified, multi-platform and multi-territory media and entertainment strategy.  With a healthy balance sheet, continued investment and development in our newer initiatives such as Fumubang.com, our online platform for parents, and in our e-commerce business in Singapore, Happybuys.com, we believe that we are well positioned to build a sustainable platform capable of delivering consistent growth in the year ahead.”

 FISCAL FIRST QUARTER 2013 UNAUDITED FINANCIAL RESULTS

Gross revenues increased 2% from the fourth quarter of 2012 to $11.4 million in the first quarter of 2013.  Linktone’s first quarter revenue mix included VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and RBT), distribution of media content, mobile and PC games as well as social commerce. The breakdown of revenue in the first quarter was as follows:

First Quarter Revenue Mix

	Three months ended
US$ million, except for %	December 31, 2012		March 31, 2013

	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
VAS Data-related services	$4.3	38%	$4.7	41%
VAS Audio-related services	2.3	21%	1.8	16%
Media content	2.9	26%	2.5	22%
Mobile games	0.9	8%	1.7	15%
PC games	0.2	2%	0.2	2%
Social commerce	0.6	5%	0.5	4%
Total gross revenue	$11.2	100%	$11.4	100%

The shift in the Company’s first quarter 2013 revenue mix compared to the fourth quarter 2012 was primarily due to an increase in VAS data-related services revenue and mobile games revenue offset by a decrease in VAS audio-related services revenue, media content revenue and social commerce revenue.

Data-related services revenue in the first quarter accounted for 41% of gross revenues, or $4.7 million, an increase of 9% from the fourth quarter of 2012.  The increase over the fourth quarter of 2012 was primarily due to an increase in JAVA revenue due to a partnership with a new business partner to launch its JAVA-based games to the China market utilizing Linktone’s short codes.

The breakdown of VAS data-related services revenue in the first quarter was as follows:

	Three months ended
US$ million, except for %	December 31, 2012		March 31, 2013
	Gross	% of Gross Revenues	Gross	% of Gross Revenues
	Revenues		Revenues
SMS	$3.8	34%	$3.6	32%
MMS	0.5	4%	0.4	4%
WAP and JAVA	0.0	0%	0.7	5%
Total Data-related services	$4.3	38%	$4.7	41%

Audio-related services revenue in the first quarter accounted for 16% of gross revenues, or $1.8 million, a decrease of 22% over the fourth quarter of 2012. The decrease in audio-related revenue in the first quarter of 2013 was primarily related to a decrease in RBT revenue due to a decline in demand for RBT services in Indonesia and China.

The breakdown of VAS audio-related services revenue in the first quarter was as follows:

	Three months ended
US$ million, except for %	December 31, 2012		March 31, 2013
	Gross	% of Gross Revenues	Gross	% of Gross Revenues
	Revenues		Revenues
IVR	$1.7	15%	$1.6	14%
RBT	$0.6	6%	$0.2	2%
Total Audio-related services	$2.3	21%	$1.8	16%

Media content revenue in the first quarter accounted for 22% of gross revenues, or $2.5 million, a 14% decrease over the fourth quarter of 2012 due to a decrease in the number of studio home entertainment titles available and better performance of theatrical titles released in the previous quarter.

Mobile games revenue in the first quarter accounted for 15% of gross revenues, or $1.7 million, an 89% increase from the fourth quarter of 2012 due to an increase in advertising revenue from mobile games.

Social commerce revenue in the first quarter accounted for 4% of gross revenues, or $0.5 million, a 17% decrease over the fourth quarter of 2012 due to a decrease in advertising revenue for Okezone.

MARGINS, EXPENSES AND BALANCE SHEET

US$ million, except for %	Three months ended
	March 31, 2012	December 31, 2012	March 31, 2013	% change vs Mar'12	% change vs Dec'12
Gross profit margin	33%	34%	32%
Operating profit / (loss) margin	27%	(48%)	(40%)

Operating expenses	$5.8	$16.0	$6.2	7%	-61%
Selling and marketing expenses	1.7	1.7	1.4	-18%	-18%
Product development expenses	0.9	0.5	1.1	22%	120%
General and administrative expenses	3.2	3.8	3.7	16%	-3%
Provision for impairment of goodwill	0.0	9.9	0.0	0%	-100%
Other operating income/ (loss)	5.1	6.7	(2.1)	-141%	-131%

Operating profit / (loss)	3.1	(5.4)	(4.6)	-248%	-15%
Income / (loss) before tax	3.2	(4.9)	(4.3)	-234%	-12%
Income tax benefit	0.1	0.7	0.1	0%	-86%
GAAP net income / (loss)	3.8	(3.7)	(3.8)	-200%	3%

Gross profit for the first quarter of 2013 was $3.7 million, 3% lower than fourth quarter 2012, while gross profit margin decreased to 32%.

Operating expenses for the first quarter of 2013 were $6.2 million, compared to $16.0 million in the fourth quarter 2012. Operating expenses for the fourth quarter 2012 included an impairment of goodwill of $9.9 million due to the unfavorable outlook for the DVD and VAS businesses of the Company’s Media Content and China VAS reporting units, respectively.  Excluding the impairment expense, operating expenses for the fourth quarter 2012 were $6.1 million.

Selling and marketing expenses were $1.4 million in the first quarter of 2013, representing an 18% decrease from the fourth quarter of 2012 and in-line with the decline in media content revenue.

Product development expenses were $1.1 million in the first quarter of 2013, a significant increase from the fourth quarter of 2012, primarily due to government subsidies of $0.1 million received and recognized in the fourth quarter of 2012 and capitalization of research and development costs for the mobile games segment of $0.5 million for the fourth quarter of 2012 compared to $0.2 million capitalized for the first quarter of 2013. A net increase of such expenses of $0.2 million in first quarter of 2013 was due to higher research and development costs incurred in developing new games.

General and administrative expenses were $3.7 million in the first quarter of 2013, a decrease of 3% compared to fourth quarter 2012.

Other operating loss for the first quarter of 2013 was $2.1 million, compared to operating income of $6.7 million in the fourth quarter of 2012. Other operating income relates to the realized and unrealized gain in marketable securities.  The decline in the first quarter of 2013 is due to fluctuations in the market prices of quoted investments.

Operating loss for the first quarter of 2013 was $4.6 million compared to $5.4 million in the fourth quarter of 2012 due primarily to the above-mentioned impairment of goodwill in the fourth quarter of 2012 and decline in other operating income in the first quarter of 2013.

Income tax benefit was $0.1 million for the first quarter of 2013, $0.6 million lower than the previous quarter, primarily due to deferred tax asset true up adjustment done in fourth quarter 2012 for the full financial year.

GAAP net loss increased to $3.8 million, or $0.09 per diluted ADS, in the first quarter of 2013, compared with GAAP net loss of $3.7 million, or $0.09 per diluted ADS, in the fourth quarter of 2012.

Cash and cash equivalents and short-term investments totaled $122.0 million as of March 31, 2013 compared to $125.4 million as of December 31, 2012.  The $3.4 million decrease was largely attributable to the quoted marked-to-market valuation of investments held by the Company as of March 31, 2013 and utilization of cash to repurchase shares in the first quarter of 2013.

SHARE REPURCHASE ACTIVITY

During the first quarter of 2013, the Company purchased approximately 355,104 ADSs in the open market at an average price of $2.71 per ADS pursuant to the Company’s previously announced buyback program.

INVESTING ACTIVITY

The Company did not engage in any trading with respect to short-term investments during the first quarter of 2013.

SECOND QUARTER FISCAL 2013 OUTLOOK

For the second quarter ending June 30, 2013, Linktone anticipates gross revenues to be in the range of $10 million to $12 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

INCOME STATEMENT RECLASSIFICATION

During 2012, based on the terms of new contracts during the year, we determined that it is more appropriate to present RBT revenue from these new contracts on a net basis, net of payment to operators instead of gross basis.   For consistency, comparative quarter balances have also been revised on a similar basis to enhance the comparability of information presented.

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per diluted ADS included in this press release is set forth after the attached unaudited financial information.  Linktone believes that the supplemental presentation of Non-GAAP net income and Non-GAAP net income per diluted ADS, adjusted to exclude the effect of share-based compensation expense and provision for impairment of goodwill, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results.  Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the People’s Republic of China (“PRC”) and diversify its revenue base; changes in the policies of the relevant government regulators or telecom network operators in China and Indonesia or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in applicable laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to realize meaningful returns from investments it makes, including its acquisitions or strategic partnerships, or may be required to record provisions for impairments in the value of the Company's investments; Linktone’s ability to cost-effectively market its services and products;

the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC and the other markets in which it operates including the VAS market in Indonesia and the market for edutainment and entertainment products and social commerce, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

CONTACTS:

Investor Relations (HK):
Candy Cheung, Senior Associate
Taylor Rafferty
Tel: +852 3196 3712
Email: linktone@king-worldwide.com

Investor Relations (US):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: 212-889-4350
Email: linktone@king-worldwide.com

- Financial Tables to Follow –

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	March 31,
	2012	2013
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	35,041,672	33,591,877

Restricted cash	-	-
Short-term investments	90,318,579	88,378,812
Accounts receivable, net	14,287,247	14,393,021
Tax refund receivable	906,197	620,706
Inventories	1,848,552	1,947,614
Due from related parties	1,756,401	1,768,551
Deferred tax assets	732,987	789,739
Deposits and other current assets	6,065,370	6,580,762
Total current assets	150,957,005	148,071,082

Property and equipment, net	11,760,831	11,481,893
Non-current assets held for sale	-	-
Intangible assets, net	8,114,889	7,817,956
Goodwill	29,571,982	29,571,982
Deferred tax assets	729,386	725,525
Other long-term assets	3,280,479	2,292,447

Total assets	204,414,572	199,960,885

Liabilities and shareholders' equity
Current liabilities:
Account payable, accrued liabilities and other payables	16,405,947	16,440,552
Due to related parties	456,765	875,654
Short-term loan	6,122,924	6,621,271
Taxes payable	1,879,355	1,857,241
Deferred revenue	421,723	403,940
Deferred tax liabilities	516,977	462,771
Total current liabilities	25,803,691	26,661,429

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	March 31,
	2012	2013
	(audited)	(unaudited)
Long-term liabilities
Deferred tax liabilities	2,182,299	2,165,468
Long term loan	-	-
Other long-term liabilities	1,258,030	952,278

Total liabilities	29,244,020	29,779,175

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,435,030 shares issued and 410,422,650 shares outstanding as of December 31, 2012 and 410,566,008shares issued and 407,073,715shares outstanding as at March 31, 2013, respectively)	42,144	42,144
Additional paid-in capital	137,902,242	137,927,719
Treasury stock	(1,905,608)	(2,868,518)
Statutory reserves	2,499,512	2,499,512
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	-	-
Cumulative translation adjustments	11,407,104	11,488,055
Accumulated income / (losses)	5,407,903	1,636,730
Total Linktone Ltd’s shareholders’ equity	155,353,297	150,725,642

Noncontrolling interest	19,817,255	19,456,068
Total equity	175,170,552	170,181,710

Total liabilities and equity	204,414,572	199,960,885

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2012	2012	2013
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	11,484,348	11,156,409	11,406,364
Sales tax	(178,176)	(156,110)	(146,751)
Net revenues	11,306,172	11,000,299	11,259,613
Cost of services	(7,518,298)	(7,229,643)	(7,542,248)
Gross profit	3,787,874	3,770,656	3,717,365
Operating expenses:		-
Product development	(925,817)	(532,145)	(1,118,153)
Selling and marketing	(1,747,647)	(1,666,594)	(1,440,218)
General and administrative	(3,175,740)	(3,828,948)	(3,659,843)
			-
		-
Provision for impairment of goodwill		(9,928,373)	-
Total operating expenses, net	(5,849,204)	(15,956,060)	(6,218,214)
Other operating income / (loss)	5,127,060	6,742,971	(2,084,999)
Income / (Loss) from operations	3,065,730	(5,442,433)	(4,585,848)
Interest income	426,872	201,433	378,868
Other income / (loss)	(295,416)	379,246	(48,558)
Income / (Loss) before tax	3,197,186	(4,861,754)	(4,255,538)
Income tax benefit/(expense)	68,841	730,379	123,178
Less: Net (income)/loss attributable to non- controlling interest	497,713	460,631	361,187
Net income / (Loss)	3,763,740	(3,670,744)	(3,771,173)
Other comprehensive income/ (loss):	18,318,978	(3,107,880)	80,949
Comprehensive income / (Loss)	22,082,718	(6,778,624)	(3,690,224)

Basic income / (loss) per ordinary share:
Total net income / (loss)	0.01	(0.01)	(0.01)
Diluted income / (loss) per ordinary share:
Total net income / (loss)	0.01	(0.01)	(0.01)

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2012	2012	2013
	(unaudited)	(unaudited)	(unaudited)
Basic income / (loss) per ADS:
Total net income / (loss)	0.09	(0.09)	(0.09)
Diluted income / (loss) per ADS:
Total net income / (loss)	0.09	(0.09)	(0.09)

Weighted average ordinary shares:
Basic	409,444,996	408,831,048	405,214,541
Diluted	409,447,242	410,566,008	407,073,715

Weighted average ADSs:
Basic	40,944,500	40,883,105	40,521,454
Diluted	40,944,724	41,056,601	40,707,371

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2012	2012	2013
	(unaudited)	(unaudited)	(unaudited)

Net income / loss	3,763,740	(3,670,744)	(3,771,173)
Stock based compensation expense	50,867	25,475	25,475
Provision for impairment of goodwill	-	9,928,373	-
Non-GAAP net income	3,814,607	6,283,104	(3,745,698)

Non-GAAP diluted income per share	0.01	0.02	(0.01)
Non-GAAP diluted income per ADS	0.09	0.15	(0.09)
Number of shares used in diluted per-share calculation	409,447,242	410,566,008	407,073,715
Number of ADSs used in diluted per-share calculation	40,944,724	41,056,601	40,707,371